June 8, 2010

VIA EDGAR

Mr. Brion Thompson, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                               ING Series Fund, Inc. (on behalf of ING Strategic Allocation Conservative Fund) (File No. 333-166561)

Dear Mr. Thompson:

This letter responds to comments that you provided via telephone on May 26, 2010 in connection with the Staff’s review of the registration statement filed on Form N-14 on behalf of ING Strategic Allocation Conservative Fund (the “Acquiring Fund”), a series of ING Series Fund, Inc. (the “Registrant”), on May 6, 2010 (the “Registration Statement”). The Registration Statement was filed in connection with the proposed reorganization (the “Reorganization”) of ING Balanced Fund (the “Acquired Fund” and with the Acquiring Fund, the “Funds”), another series of the Registrant, with and into the Acquiring Fund.  Your comments and the Registrant’s responses are provided below.  All revisions to the Registration Statement in response to your comments will be reflected in the definitive Registration Statement which will be filed on or about June 14, 2010 on the EDGAR system.  Unless otherwise noted, defined terms have the same meaning as in the Registration Statement.

I.                                         GENERAL PROXY STATEMENT/PROSPECTUS COMMENTS

1)              Comment: Paragraph 4 on page 1 states that the Reorganization is scheduled to occur at the same time as the other two reorganizations of ING Strategic Allocation Moderate Fund and ING Strategic Allocation Growth Fund into the Acquiring Fund.  Please explain why shares issued by the Acquiring Fund in these two other reorganizations are not registered on Form N-14 and how these shares will be registered under the Securities Act of 1933 (the “1933 Act”).

Response:  Rule 145 under the 1933 Act (“Rule 145”) requires registration of shares issued in a fund merger on Form N-14 if the merger is subject to the vote or consent of fund shareholders.  Each of the reorganizations of ING Strategic Allocation Moderate Fund and ING Strategic Allocation Growth Fund into the Acquiring Fund satisfies the conditions of sub-paragraph (a)(3) of Rule 17a-8 under the Investment Company Act of 1940, as amended (“Rule 17a-8”) which provision sets forth the circumstances in which mergers among affiliated funds may be effected without shareholder approval.  In addition, under the provisions of the charter applicable to ING Strategic Allocation Moderate Fund and ING Strategic Allocation Growth Fund, shareholder approval is not required.  Accordingly, these two reorganizations are not subject to the registration requirements of Rule 145.

The Acquiring Fund is an open-end fund which has registered an indefinite number of shares pursuant to Rule 485 under the 1933 Act.  Shares to be issued by the Acquiring

Fund in these two reorganizations are part of those registered shares.  Upon the closing of these two reorganizations, shareholders of ING Strategic Allocation Moderate Fund and ING Strategic Allocation Growth Fund will receive shares of the Acquiring Fund together with the Acquiring Fund’s current prospectus.

2)              Comment: The bullet points in the section titled “Summary” on pages 3 and 4 do not indicate whether the Board of Directors of the Acquired Fund considered the performance of the Funds when it approved the Reorganization.

Response: The Registration Statement contains disclosure in the section titled “Board Considerations” on page 25 that the Board considered the investment performance of the Funds relative to their respective benchmarks.

II.                                     ACCOUNTING COMMENTS

3)              Comment:  Please use the real names of the Funds instead of using “Acquired Fund” and “Acquiring Fund” in all tables in the Registration Statement.

Response:  The Registrant appreciates the Staff’s comment; however, the Registrant believes that current references in the tables in the Registration Statement are provided in “a clear, concise, and understandable manner” as required in General Instruction F for registration statements on Form N-14.  The terms “Acquired Fund” and “Acquiring Fund” are clearly defined at the beginning of the Registration Statement.  Because the Acquiring Fund is scheduled to change its name from ING Strategic Allocation Conservative Fund to ING Capital Allocation Fund at the time of the Reorganization, the use of the Funds’ names would result in the Acquiring Fund being referred to as both ING Strategic Allocation Conservative Fund and ING Capital Allocation Fund in many tables, which could be confusing to shareholders.  Therefore, the Registrant will retain current references to “Acquired Fund” and “Acquiring Fund” in the tables in the definitive Registration Statement.

4)              Comment: Please confirm that the examples of the Acquired Fund’s expenses on page 22 do not reflect the Acquired Fund’s expense limits which are currently scheduled to expire on October 1, 2010.

Response:  The Registrant confirms that the examples of the Acquired Fund’s expenses on page 22 do not reflect the Acquired Fund’s expense limits which are currently scheduled to expire on October 1, 2010.

5)              Comment:  The Staff notes that the Acquiring Fund is smaller than all three funds it will acquire, including the Acquired Fund, ING Strategic Allocation Moderate Fund and ING Strategic Allocation Growth Fund (collectively, the “Target Funds”).  In light of the factors set forth in North American Security Trust, SEC No-Action Letter (Aug. 5, 1994), please provide a written justification for the choice of the Acquiring Fund as the accounting survivor in the Reorganization and the other two reorganizations.

Response:  The Staff correctly notes that the Acquiring Fund is smaller than all three Target Funds.  As of December 31, 2009, the Acquiring Fund had approximately $25 million in net assets, while the Acquired Fund had $130 million in net assets and ING Strategic Allocation Moderate Fund and ING Strategic Allocation Growth Fund had net assets of approximately $48.9 million and $47.8 million, respectively.  However, upon a review of the other factors pursuant to the analysis in North American Security Trust, we have selected the Acquiring Fund as the accounting survivor in the Reorganization and the other two reorganizations (collectively, the “Three Reorganizations”) because the Acquiring Fund most closely resembles the combined fund after the Three Reorganizations (the “Combined Fund”) in light of the considerations described below.

Reorganization of the Acquired Fund into the Acquiring Fund. With respect to the Reorganization, we first note that, while the Acquired Fund, the Acquiring Fund and the Combined Fund have the same investment adviser and sub-adviser, the Acquiring Fund and the Combined Fund have the same portfolio management team which is different from that of the Acquired Fund.  Second, it is expected that the fee structure and pro forma net expense ratios of the Combined Fund will be the same as the fee structure and net expense ratios of the Acquiring Fund and different from those of the Acquired Fund.  Third, we note that, while the Acquired Fund invests directly in securities (such as stocks and bonds), the Acquiring Fund prior to the Reorganization is structured in a way similar to the Combined Fund after the Reorganization— namely, both are funds of funds that invest in underlying funds.  As described in the N-14, the Acquiring Fund will change its investment objective and strategies on or around the closing of the Reorganization, and these investment objective and strategy changes will survive in the Combined Fund after the Reorganization.  In this regard, we have determined that the portfolio composition and the risk return profile of the Combined Fund will more closely align with those of the Acquiring Fund prior to the Reorganization than with those of the Acquired Fund.

Reorganizations of the other two Target Funds into the Acquiring Fund.  With respect to the reorganizations of each of ING Strategic Allocation Moderate Fund and ING Strategic Allocation Growth Fund into the Acquiring Fund, these two Target Funds and the Acquiring Fund have the same investment adviser, sub-adviser and portfolio managers as those of the Combined Fund after the Reorganization.  In addition, these two Target Funds, the Acquiring Fund and the Combined Fund are all structured similarly as funds of funds that invest in underlying funds.  However, the Acquiring Fund has lower net expense ratios than these two Target Funds, and it is expected that the pro forma net expense ratios of the Combined Fund will be the same as those of the Acquiring Fund.  As described in the N-14, the Acquiring Fund will change its investment objective and strategies on or around the closing of the reorganizations, and these investment objective and strategy changes will survive in the Combined Fund after the Reorganization.  In this regard, we have determined that the portfolio composition and the risk return profile of the Combined Fund will more closely align with those of the Acquiring Fund prior to the Reorganization than with those of ING Strategic Allocation Moderate Fund and ING Strategic Allocation Growth Fund.

6)              Comment: Please disclose the amount of the expenses of the Reorganization in the section titled “Expenses of the Reorganization” on page 26.  Please also disclose the basis for allocating the expenses of the Reorganization between the Acquired Fund and ING Investments, LLC (the Funds’ investment adviser) or its affiliate, and the Board’s consideration of this allocation.

Response: The expenses of the Reorganization are estimated to be approximately $116,400. This amount of expenses will be disclosed in the section titled “Expenses of the Reorganization” on page 26 of the definitive Registration Statement in response to your comment.  The Registration Statement has already disclosed that the Acquired Fund and ING Investments, LLC (or its affiliate) each would bear a half of these expenses, and that the Board of Directors of the Acquired Fund has considered this allocation as part of its considerations of the Reorganization.  The basis of the allocation and the Board’s consideration of this allocation is provided below in response to the Staff’s comments, but will not be included in the definitive Registration Statement because this information is not required under Form N-14.

The Board of the Acquired Fund in determining the basis for allocating the expenses of the Reorganization has considered, among others, benefits for the Acquired Fund shareholders from the Reorganization. The Board considered that the Acquired Fund shareholders would benefit from (i) the Acquiring Fund’s lower net expense ratios and (ii) the Acquiring Fund’s potential for improved marketability under its new investment strategies.

7)              Comment: Capitalization Table — Please disclose the expenses of the Reorganization in Footnote 1 to this table.

Response: The expenses of the Reorganization will be disclosed in the section titled “Expenses of the Reorganization” on page 26 in response to Comment 6. The Registrant does not intend to repeat the disclosure in the capitalization table.

8)              Comment: Please state in the introductory paragraph of the Pro Forma Financial Statements and at the beginning of the Portfolio of Investments that all or most of the Acquired Fund’s holdings are expected to be sold shortly prior to the closing date of the Reorganization.

Response: The disclosure has been added in response to your comment.

9)              Comment: Please disclose that the Statement of Assets and Liabilities and the Statement of Operations are unaudited.

Response: The disclosure has been added in response to your comment.

III.                                 MISCELLANEOUS

10)        Comment: Please provide the required Tandy letter along with your response.

Response:  The requested representation letter is attached.

*          *          *

We hope you find our changes to these materials to be responsive.  If you have any additional questions, please do not hesitate to contact the undersigned at 408.477.2278.

Sincerely,

/s/ Christopher C. Okoroegbe
Christopher C. Okoroegbe

Attachment

cc:                                 Huey P. Falgout, Jr.

Counsel

ING U.S. Legal Services

Philip H. Newman, Esq.

Goodwin Procter, LLP

[ING FUNDS LOGO]

June 8, 2010

VIA EDGAR

Mr. Brion Thompson, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                               ING Series Fund, Inc. (on behalf of ING Strategic Allocation Conservative Fund) (File No. 333-166561)

Dear Mr. Thompson:

In connection with a response being made on behalf of ING Series Fund, Inc. (the “Registrant”) to comments provided by you with respect to the registration statement filed on Form N-14 on behalf of ING Strategic Allocation Conservative Fund on May 6, 2010 (the “Registration Statement”), the Registrant hereby acknowledges that:

•                  the Registrant is responsible for the adequacy and the accuracy of the disclosure contained in the Registration Statement;

•                  comments of the staff of the U.S. Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the Registration Statement;

•                  should the SEC or the SEC staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the SEC from taking any action with respect to the Registration Statement; and

•                  the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We hope that the foregoing is responsive to your request.  Please do not hesitate to contact me at 480.477.2666, if you have any questions concerning the foregoing.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Counsel
ING U.S. Legal Services

cc:                                 Philip H. Newman, Esq.

Goodwin Procter, LLP